Exhibit 99.1

Alcon®

Invitation to the

Annual General Meeting of Alcon, Inc.

__________________________

Wednesday, May 9, 2007, 2:00 p.m. (doors open at 1:00 p.m.)

Congress Center Metalli at the Parkhotel Zug, CH-6304 Zug, Switzerland

Agenda

1.	Approval of the 2006 Annual Report and Accounts of Alcon, Inc. and the

2006 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries

2.	Appropriation of Available Earnings and Proposed Dividend to Shareholders

for the Financial Year 2006

3.	Discharge of the Members of the Board of Directors for the Financial Year 2006

4.	Election of Group and Parent Company Auditors

5.	Election of the Special Auditors

6.	Elections to the Board of Directors

7.	Approval of Share Cancellation

April 5, 2007

Dear Shareholder:

On behalf of our Board of Directors, we would like to invite you to the Annual General Meeting of Shareholders to be held at the Congress Center Metalli, Zug, Switzerland, on Wednesday, May 9, 2007. Various items are proposed for approval at the meeting. The agenda and related information are set out below.

Your vote is important. If you are a registered holder, please vote now by proxy so that your shares are represented at the meeting. You can vote your shares by marking your choices on the enclosed proxy card, and then signing, dating and mailing it in the enclosed envelope or by following the Internet or telephone voting instructions on the proxy card. Using any of these methods, you authorize Alcon, Inc. to vote your shares as you specified. If you authorize Alcon, Inc. to vote your shares without giving any instructions, your shares will be voted in accordance with the proposals of the Board of Directors with regard to the items listed on the agenda. If new proposals (other than those on the agenda) are being put forth before the meeting, the Alcon, Inc. representative will vote in accordance with the position of the Board of Directors. Proxy forms must be sent to the Company in the enclosed envelope, arriving no later than May 2, 2007.

If you are a registered holder, you may also authorize the independent representative, Ms. Andrea Hodel, Attorney-At-Law, Zug, Switzerland, with full rights of substitution, to vote your shares on your behalf. Ms. Hodel’s address is: Industriestrasse 13c, CH-6304 Zug, Switzerland. If you authorize the independent representative to vote your shares without giving instructions, your shares will be voted in accordance with the proposals of the Board of Directors with regard to the items listed on the agenda. If new proposals (other than those on the agenda) are being put forth before the meeting, the independent representative will abstain from voting regarding new proposals. Proxy forms authorizing the independent representative to vote shares on your behalf must be sent to the Company in the enclosed envelope or directly to the independent representative, arriving no later than May 2, 2007.

Alternatively, if you are a registered holder, you may attend the meeting and vote in person, or you may appoint a proxy of your choice to vote at the meeting for you. The proxy need not be a shareholder. If you choose to attend the meeting in person, or appoint a proxy to attend on your behalf, your shares can only be voted at the meeting. To select one of these options, please complete the attendance portion of the enclosed proxy card and return to the Company in the enclosed envelope, arriving no later than May 2, 2007.

If you are a beneficial owner, you are requested to instruct your broker or custodian as to how to vote your shares using the instruction form provided to you. You may also instruct your broker or custodian to authorize the independent representative to vote your shares. Alternatively, if you wish to vote in person then you need to:

a)

obtain a power of attorney from your broker or other custodian that authorizes you to vote the shares held for you by that broker or custodian, and request an admission card using the power of attorney; or

b)	become a registered holder no later than April 19, 2007, and request an admission card by that date.

Each holder wishing to attend the meeting in person must present his/her admission card before 1:45 p.m. on May 9, 2007, at one of the control offices at the meeting location for validation. Doors open at 1:00 p.m. Registered shareholders who have appointed Alcon, Inc. or the independent representative as a proxy and beneficial owners who have not obtained a power of attorney from their broker or custodian may not attend the meeting in person or send a proxy of their choice to the meeting.

Please note that shareholders who have sold their shares before the meeting date are not entitled to vote or participate in the meeting.

Very sincerely yours,

Alcon, Inc.

Cary Rayment	Elaine Whitbeck, Esq.
Chairman	Corporate Secretary and General Counsel

Shareholder Information

Stock exchange listings

The shares of Alcon, Inc. are listed on the New York Stock Exchange (NYSE) under the symbol “ACL”.

Registered offices

Alcon, Inc., Bösch 69, P.O. Box 62, CH-6331

Hünenberg, Switzerland

Telephone +41-41 785-8888

Further information

For any additional information about Alcon, Inc., please contact Alcon Investor Relations, 6201 South Freeway, MCT7-5, Fort Worth, Texas, 76134-2099, Telephone (800) 400-8599, E-mail investor.relations@alconlabs.com or visit our web site at www.alcon.com.

Important dates

April 26, 2007

Announcement of first quarter 2007 earnings

May 9, 2007

Annual General Meeting

May 15, 2007

Record date for payment of dividend

May 16 – 21, 2007

Currency election period

May 25, 2007

Payment of dividend

July 26, 2007

Announcement of second quarter 2007 earnings

October 25, 2007

Announcement of third quarter 2007 earnings

February 7, 2008

Announcement of fourth quarter 2007 earnings

May 6, 2008

Next Annual General Meeting

Item 1

Approval of the 2006 Annual Report and Accounts of Alcon, Inc. and the

2006 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries

A.	Proposal

The Board of Directors proposes that the 2006 Annual Report and Accounts of Alcon, Inc. and the 2006 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries be approved.

B.	Explanations

The Alcon, Inc. 2006 Financial Report containing the Company’s audited consolidated financial statements with accompanying notes and required Swiss disclosures and its audited Swiss statutory financial statements prepared in accordance with Swiss law is available in the Investors & Media section of the Company’s web site at www.alcon.com. Copies of this document may be obtained without charge by contacting Alcon Investor Relations either by phone or in writing at the address indicated above. Copies are also available for physical inspection at the Alcon, Inc. registered office.

Item 2

Appropriation of Available Earnings and Proposed

Dividend to Shareholders for the Financial Year 2006

A.	Proposal

The Board of Directors proposes that Alcon, Inc. earnings be appropriated, and a dividend be paid to shareholders, as follows:

Profit carried forward from the financial year 2005	CHF	787,548,899
Profit for the financial year 2006 as per the income statement	CHF	1,810,943,879
Allocation to Dividends: CHF 2.50 per share	CHF	763,851,803
Balance to be carried forward	CHF	1,834,640,975
B.	Explanations

The Board of Directors proposes a dividend of CHF 2.50 (approximately USD 2.04 based on the USD/CHF exchange rate in effect on March 1, 2007) per share for the financial year 2006. The dividend, net of Swiss withholding taxes, will be paid out on May 25, 2007, to all shareholders of record on May 15, 2007. Dividend payments will be made in USD converted at the USD/CHF exchange rate on May 23, 2007, unless shareholders timely elect to receive dividends in CHF. The election period will be from May 16 to May 21, 2007, 4:00 p.m. (EDT). Elections must be sent in writing to the following address:

The Bank of New York

Attn: Kerri Shenkin

101 Barclay Street

Floor 11E

New York, NY 10286 USA

Fax number: (212) 815-6979

Elections must be renewed each year.

The CHF 763,851,803 allocated to dividends above includes CHF 11,796,673 representing the net additional dividends that would be payable if all vested stock options and share-settled stock appreciation rights were exercised and restricted shares and restricted share units vested in 2007 prior to the record date for the dividend payment after giving effect to repurchases of Alcon, Inc. shares through the dividend record date, May 15, 2007. Dividends associated with stock options and share-settled stock appreciation rights which are not exercised by the dividend record date, with restricted shares and restricted share units not vested by the dividend record date, and with any shares acquired by Alcon, Inc. and subsidiaries in 2007 and held in Treasury on the dividend record date, will be transferred to retained earnings.

Item 3

Discharge of the Members of the Board of Directors for the Financial Year 2006

A.	Proposal

The Board of Directors proposes that discharge be granted to the members of the Board of Directors for the financial year 2006.

B.	Explanations

Under Swiss statutory law, the Board of Directors may seek discharge from the shareholders upon approval by the shareholders of the annual financial statements. If discharge is granted, the corporation and those shareholders who have voted in favor of discharge cannot assert any claims based on Swiss corporation law for directors’ liability with respect to matters then known to the shareholders. The right to assert liability claims still exists, however, with respect to matters not known to the shareholders on the date on which discharge was granted.

Item 4

Election of Group and Parent Company Auditors

A.	Proposal

The Board of Directors proposes that KPMG Klynveld Peat Marwick Goerdeler SA, Zurich (KPMG SA), be re-elected as Group and Parent Company Auditors for a one-year term of office.

B.	Explanations

KPMG SA has confirmed its willingness to be reappointed as Group and Parent Company Auditors. To the extent necessary for a review of the U.S. GAAP financial statements of Alcon, Inc., KPMG SA will draw on the expertise and the resources of KPMG LLP, Fort Worth, Texas (USA). KPMG LLP will also be retained for the filings to be made by Alcon, Inc. with the U.S. regulatory authorities.

KPMG SA has confirmed to the audit committee of the Alcon, Inc. Board of Directors that it possesses the level of independence required by Swiss statutory law to take on this role, and KPMG LLP has further confirmed that it satisfies the requirements in terms of independence imposed by the U.S. Securities and Exchange Commission (SEC).

Item 5

Election of the Special Auditors

A.	Proposal

The Board of Directors proposes that Zensor Revisions AG, Zug, be re-elected as Special Auditors for a one-year term of office.

B.	Explanations

Article 27 of the Alcon, Inc. Articles of Association allows for appointment of a special auditing firm to be entrusted with the examinations required under applicable law in connection with capital increases. Zensor Revisions AG has confirmed its willingness to be reappointed as special auditors.

Item 6

Elections to the Board of Directors

A.	Proposal

The Board of Directors proposes that Werner J. Bauer be re-elected to the Board of Directors for a three-year term of office, that Francisco Castañer be re-elected to the Board of Directors for a three-year term of office, that Lodewijk J.R. de Vink be re-elected to the Board of Directors for a three-year term of office and that Gerhard N. Mayr be elected as a new member of the Board of Directors for a two-year term of office.

B.	Explanations

Dr. Werner J. Bauer. Dr. Werner J. Bauer joined the Alcon, Inc. Board in March 2002 and has served as Executive Vice President, Technical, Production, Environment and R&D of Nestlé S.A. since May 2002. Dr. Bauer began his career with Nestlé S.A. in 1990 as Head of Nestlé Research Center in Lausanne, Switzerland. In 1996, he became Head of R&D worldwide. In 1998, he moved to South Africa as Technical Manager for Nestlé South and East Africa and in 2000 he took over the position of Managing Director, Nestlé South and East Africa. Dr. Bauer is chairman and director of Sofinol S.A. and vice-chairman and director of Life Ventures S.A. and Nutrition-Wellness Venture AG. Dr. Bauer also serves as a director of L’Oréal S.A. and Uprona (Canada) Ltd. He is a member of the Supervisory Board of Cereal Partners Worldwide (CPW) and Nestlé Deutschland AG. Dr. Bauer is a member of the Board of Trustees of the Bertelsmann Foundation, Germany, and a board member of the Swiss Society of Chemical Industries, Switzerland.

Francisco Castañer. Francisco Castañer joined the Alcon, Inc. Board in July 2001. Mr. Castañer has served as Executive Vice President, Pharmaceutical and Cosmetic Products, Liaison with L’Oréal S.A., Human Resources and Corporate Affairs of Nestlé since 1997. In 1987, Mr. Castañer was named Managing Director and in 1991 Vice President of the Board of Nestlé España S.A., holding this position until his transfer to Switzerland and his promotion to Executive Vice President of Nestlé S.A. in June 1997. Prior to 1987, Mr. Castañer was employed in various capacities both in Switzerland and in Spain. Mr. Castañer began his career with Nestlé in the Market Research Department of Nestlé España S.A. in 1964. Mr. Castañer serves as a director of Galderma Pharma S.A., L’Oréal S.A. and Uprona (Canada) Ltd.

Lodewijk J.R. de Vink. Lodewijk J.R. de Vink joined the Alcon, Inc. Board in March 2002. Mr. de Vink has served as Founding Partner of Blackstone Health Care Partners since April 2003. Prior to that, he was Chairman, International Health Care Partners from November 2000. Mr. de Vink was formerly Chairman, President and CEO of Warner-Lambert Company. Mr. de Vink is a member of the board of directors of Roche Holding AG and Flamel Technologies S.A. Mr. de Vink is also a member of Sotheby’s International Advisory Board and a member of the European Advisory Council, Rothschild & Cie.

Gerhard N. Mayr. Gerhard N. Mayr is proposed to be elected to the Board of Directors to replace Philip H. Geier, Jr. as one of the board’s independent directors. Mr. Geier will retire from office at the Annual General Meeting to be held on May 9, 2007. Mr. Geier is a member of the class of directors whose term of office would expire in 2009. Mr. Mayr is proposed to be elected to the Board of Directors for a two-year term of office.

Mr. Mayr began is career in 1972 with Eli Lilly & Company as a sales representative in West Germany. Since then, he has held several sales, marketing and general management positions in Europe, the Middle East, and the United States. He became vice president of European operations in 1986, progressively increasing his responsibilities in the following years and becoming president of Europe, Middle East and African operations in 1993. He served in that position until 1997. From 1997 to 1999 he served as president, Intercontinental Operations. Mr. Mayr was named executive vice president, Pharmaceutical Operations in 1999 and retired from Eli Lilly in March 2004. Mr. Mayr received a master’s degree in chemical engineering from the Swiss Federal Institute of Technology (Zürich, Switzerland) in 1969, and a master of business administration degree from Stanford University in 1972. Mr. Mayr currently serves on the board of directors of Lonza Group Ltd., OMV Aktiengesellschaft, and UCB S.A.

Item 7

Approval of Share Cancellation

A.	Proposal

The Board of Directors proposes that 7,920,000 shares, at CHF 0.20 par value per share, which have been repurchased by Alcon, Inc. be cancelled and that, as a result, the share capital of Alcon, Inc. be reduced from CHF 63,468,796.40 to CHF 61,884,796.40.

Article 4 para. 1 of the Alcon, Inc. Articles of Association shall be amended accordingly.

B.	Explanations

The Board of Directors has authorized the repurchase of shares of the Company from time to time. The repurchased shares may be held in treasury and reused at a later date or, alternatively, may be cancelled.

The Board of Directors now proposes that the Annual General Meeting approve the cancellation of 7,920,000 repurchased shares and that the share capital in Article 4 para. 1 of the Alcon, Inc. Articles of Association be reduced accordingly.

KPMG SA as statutory auditors have confirmed in a special audit report prepared for the Annual General Meeting that, as of March 31, 2007, the claims of creditors would be covered even with the proposed reduction in capital.

Organizational Matters

Admission cards/Voting material

Shareholders who are registered in the share register on March 26, 2007, will receive the proxy and admission form (including the voting material) directly from the share registrar of the Company. Beneficial owners of shares will receive an instruction form from their broker or custodian to indicate how they wish their shares to be voted. Beneficial owners who wish to attend the shareholders’ meeting in person are requested to obtain a power of attorney from their broker or other custodian that authorizes them to vote the shares held for them by the broker or custodian, and to request an admission card using the power of attorney.

Beneficial owners of shares and shareholders registered in the share register as of March 26, 2007, are entitled to vote and may participate in the shareholders’ meeting unless they sell their shares before the shareholders’ meeting takes place. Each share carries one vote.

Persons who have acquired shares after March 26, 2007, but on or before April 19, 2007, will receive the proxy and admission form (including the voting material) shortly before the meeting. Shareholders who have acquired shares after that date may not attend the Annual General Meeting of Alcon, Inc. Shareholders who have sold their shares before the meeting date are not entitled to vote or participate in the meeting.

Granting of powers of attorney

Registered shareholders who are unable to participate in the shareholders’ meeting may appoint as a representative another shareholder, a third party, their bank or a corporate proxy holder. Ms. Andrea Hodel, Attorney-at-Law, Industriestrasse 13c, CH-6304 Zug, Switzerland, is also available as an independent representative, with full rights of substitution, in the sense of article 689c of the Swiss Code of Obligations.

The power of attorney on the application form has to be filled in accordingly, signed and returned to the address indicated below or to the independent representative arriving no later than May 2, 2007. Powers of attorney are revocable, but Alcon, Inc. will treat any power of attorney as being valid unless the revocation has been sent in writing to Alcon, Inc. at the address referred to below.

Alcon, Inc.

c/o The Bank of New York

P.O. Box 11281

New York, NY 10203-0281

Registered shareholders who have appointed Alcon, Inc. or the independent representative as a proxy may not attend the meeting in person or send a proxy of their choice to the meeting.

With regard to the items listed on the agenda and without any explicit instructions to the contrary, the corporate proxy holder and independent representative will vote according to the proposals of the Board of Directors. If new proposals (other than those on the agenda) are being put forth before the meeting, the corporate proxy holder will vote in accordance with the position of the Board of Directors and the independent representative will abstain from voting regarding new proposals. Shareholders who sign and return their power of attorney without indicating a representative will be represented by the corporate proxy holder.

Beneficial owners who have not obtained a power of attorney from their broker or custodian are not entitled to attend or participate in the meeting.

Proxy holders of deposited shares

Proxy holders of deposited shares in accordance with article 689d of the Swiss Code of Obligations are kindly asked to inform the Company of the number of the shares they represent as soon as possible, but no later than May 9, 2007, 1:00 p.m. at the admission office.

Admission office

The admission office opens on the day of the shareholders’ meeting at 1:00 p.m. Shareholders are kindly asked to present their admission cards at the entrance.

April 5, 2007